Filed pursuant to Rule 253(g)(2)
File No. 024-11155

Quadrant Biosciences Inc.

EXPLANATORY NOTE

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated March 9, 2019 supplement dated April 1, 2020, and supplement dated May 4, 2020 and is qualified by reference to the Offering Circular and supplement except to the extent that the information contained herein supplements the information contained therein.

The Offering Circular and supplements are available here:

https://www.sec.gov/Archives/edgar/data/1651239/000110465920030951/tm2011903d1_253g2.htm,
https://www.sec.gov/Archives/edgar/data/1651239/000110465920042074/tm2014812-1_253g2.htm, and
https://www.sec.gov/Archives/edgar/data/1651239/000110465920056039/tm2018339-1_253g2.htm.

SUPPLEMENT TO OFFERING CIRCULAR DATED MARCH 9, 2020

THIS SUPPLEMENT IS DATED JULY 27, 2020

The company has determined to terminate the offering for its Common Shares. No further subscriptions will be accepted for the current offering after August 15, 2020 (the “Termination Date”). Subscriptions in the offering will be accepted up to and including that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.